SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 1 2009
DIVISION OF MARKET REGULATION

[redacted]

SECURITI 09041828 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-065555

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
LinkBrokers Derivatives Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 Grand Street 2nd Floor
(No. and Street)

New York (City) NY (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derek Wilks 011-44-20-7663-4302
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Charles, S H Davies, swear (~~or affirm~~) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LinkBrokers Derivatives Corporation as of March 31 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn at London, England, the 26th May 2009, before me,

Signature

Director
Title

Notary Public RICHARD GRAHAM ROSSER
NOTARY PUBLIC, LONDON
My commission expires with life

DE PINNA
35 PICCADILLY
LONDON
W1J 0LJ
NOTARIES PUBLIC

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINKBROKERS DERIVATIVES CORPORATION

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2009

LINKBROKERS DERIVATIVES CORPORATION
INDEX
MARCH 31, 2009

Report of Independent Auditors

To the Member of
LinkBrokers Derivatives Corporation

In our opinion, the accompanying statement of condition presents fairly, in all material respects, the financial position of LinkBrokers Derivatives Corporation at March 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 27, 2009

LINKBROKERS DERIVATIVES CORPORATION
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2009

ASSETS

Cash and cash equivalents	$ 6,661,807
Fees receivable	8,852,138
Due from clearing brokers	4,821,028
Deposits with clearing brokers	2,258,023
Deferred tax assets	3,876,755
Property and equipment, net	655,423
Employee loans	33,125
Other assets	1,667,582
Total assets	$28,825,881

LIABILITIES AND STOCKHOLDERS EQUITY

Liabilities	
Accrued expenses and other liabilities	$ 12,016,937
Payable to affiliates	3,989,967
Subordinated loans	2,000,000
Total liabilities	18,006,904
Commitments and contingencies (Note 9)	
Stockholder's equity	10,818,977
Total liabilities and stockholder's equity	$28,825,881

The accompanying notes are an integral part of this financial statement.

LINKBROKERS DERIVATIVES CORPORATION
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2009

NOTE 1 - BUSINESS

LinkBrokers Derivatives Corporation ("Company") (formerly The Link Asset and Securities Company Inc.), incorporated in Delaware, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company acts as an agent primarily in equities and options for institutional clients.

The Company claims exemption from the requirements of SEC Rule 15c3-3 under Section (k)(2)(ii) of the Rule and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

On April 7, 2008, the entire share capital of the Company's former parent, The Link Asset and Securities Company Limited, was acquired by Intercapital plc ("Parent"), a wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world. The Statement of Financial Condition of the Company is presented on a historical basis of accounting. The Parent elected not to pushdown its new basis in this entity. Subsequently the reporting period was changed to align with the Parent's period end which is March 31.

On August 29, 2008, the entire common stock in the Company was acquired by the Parent.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

The company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. Cash and cash equivalents at March 31, 2009 included $4,495,293 invested in short term highly liquid money market deposits which are repayable on demand. Such cash and cash equivalents are primarily held at two major financial institutions.

Depreciation of furniture and equipment is provided on a straight line basis over the estimated useful lives of the assets, which range of three to five years. Leasehold

improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the related leases.

Fees receivable are recorded on a trade date basis and are earned for services performed as a broker agent for institutional clients. The Company has a policy of reviewing, as considered necessary, the credit standing of each institutional client with which it conducts business. The Company does not anticipate nonperformance by institutional clients; accordingly, based on the creditworthiness of its customers and its collection history to date, the Company does not provide an allowance for uncollectible accounts.

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's Statement of Financial Condition or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax basis of the assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

The Company establishes a valuation allowance for deferred tax assets when management believes that it is more likely than not that the Company will not generate sufficient taxable income to realize the potential benefit of future deductions from taxable income.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how a Company should recognize, measure, present and disclose its financial statements for uncertain tax positions that a Company has taken or expects to take on a tax return. The interpretation is effective for fiscal years beginning after December 15, 2008 for non-public companies. The Company will adopt the provisions of FIN 48 during the fiscal year ended March 31, 2010, which is expected to have no material impact on the Company's Statement of Financial Condition.

NOTE 3 - DEPOSITS WITH CLEARING BROKERS

Pursuant to its three clearing agreements, the Company is required to maintain collateral deposits of $1,008,023, $1,000,000 and $250,000, respectively, which may be applied against losses due to nonperformance by its institutional clients and any amounts due to the clearing brokers.

LINKBROKERS DERIVATIVES CORPORATION
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2009

NOTE 4 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of:

		Estimated Useful Life
Computer equipment	$ 1,014,264	3 years
Furniture and office equipment	121,026	5 years
Leasehold improvements	506,617	Term of lease
	1,641,907	
Less: Accumulated depreciation and amortization	(986,484)	
	$ 655,423	

NOTE 5 - ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

Accrued compensation and payroll taxes	$7,862,820
Corporate taxes payable	3,282,609
Accounts payable - trade	372,734
Other accrued expenses	498,774
	$12,016,937

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Borrowings under subordinated loans from the Parent amounted to $2,000,000 at March 31, 2009. This loan was provided on June 20, 2008, bears interest at 4.72% and matures at July 31, 2009. The subordinated loan is covered by an agreement approved by the Financial Industry Regulatory Authority and is thus available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such a loan is required for the Company's continued compliance with the minimum net capital requirements, it may not be repaid. At March 31, 2009, interest payable to the Parent of $68,056 is included in accrued expenses and other liabilities.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company has provided loans to five employees totaling $33,125 at March 31, 2009. The loans are non-interest bearing and due on demand.

At March 31, 2009 the Company has payables to affiliates of $3,989,967.

NOTE 8 - INCOME TAXES

Deferred taxes are provided for temporary differences between income tax and financial statement recognition of revenues and expenses. As of March 31, 2009, the components of the deferred tax assets are as follows:

Deferred tax assets:	
Accrued expenses	$1,951,008
Property and equipment	73,695
Intercompany charges	1,733,732
Deferred rent	110,132
Stock based compensation	8,188
Total:	$3,876,755

Deferred tax is calculated at the rate of tax expected to apply when the liability is settled or the asset is realized. A deferred tax asset is only recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. No valuation allowance has been established as the Company believes it is more likely than not that the deferred tax asset will be realized.

The Company has recorded a payable for income taxes of $3,250,461 which is included in accrued expenses and other liabilities on the Statement of Financial Condition.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Office lease

In April 2007, the Company entered into a ten-year operating lease agreement for new office space in New York City. The lease provides for a 3% increase in base rent per year, plus a pro rata share of escalations in real estate taxes and related assessments during the lease term. The Company has the right to terminate the lease effective as of any time from and after the fifth lease year. Early termination is subject to nine months' written notice to the Landlord, and the payment of a termination fee. The fee as of the end of the fifth year would be $200,000, decreasing by approximately $40,000 per year through the end of the lease.

LINKBROKERS DERIVATIVES CORPORATION
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2009

Following is a schedule of future minimum annual rentals as of March 31, 2009:

Period ending March 31,	Amount
2010	$ 436,877
2011	474,342
2012	490,787
2013	505,511
2014	520,676
Thereafter	1,705,166
Total	$4,133,359

Litigation

The Company is involved in litigation from time to time, arising in the ordinary course of business. At March 31, 2009, the Company was not subject to outstanding litigation matters.

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted SFAS No. 157 "Fair Value Measurements" effective January 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Company has no securities owned at March 31, 2009. The Company estimates that the carrying value of its financial instruments recognized on the Statement of Financial Condition (receivables and payables) approximates their fair values as such instruments are short-term in nature.

LINKBROKERS DERIVATIVES CORPORATION
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2009

NOTE 11 - OFF-BALANCE-SHEET RISK AND CONCENTRATION RISK OF CREDIT RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions through its clearing brokers, on a fully disclosed basis. Therefore, all of the money balances and long and short security positions for these securities transactions are carried on the books of the clearing brokers. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the securities transactions introduced by the Company. The receivables from the clearing brokers are pursuant to this clearance agreement.

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2009, the Company has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

NOTE 12 - SHAREHOLDERS AGREEMENT

The Company's former Parent, The Link Asset and Securities Company Limited, implemented a shareholder agreement that provided for the issuance of parent company shares and options to management and other employees, including those working at the Company. Shares were nontransferable and vested over a two-year period. Departing shareholders were required to transfer their shares, and would receive consideration for their shares based on the nature of their leaving. During the fifteen month period ended March 31, 2009, no stock options were granted and no stock options were outstanding at March 31, 2009.

The entire share capital of the Company's former parent was acquired by Intercapital plc on April 7, 2008. During the period January 1, 2008 to April 7, 2008 the

Company's former parent issued a total of 23,900 shares to an employee. This employee paid the grant date fair value of $69,788 for the shares. At March 31, 2009 no employees own stock in the Company or its former parent.

NOTE 13 - REGULATORY NET CAPITAL REQUIREMENT

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At March 31, 2009, the Company had regulatory net capital of $3,124,576 and a regulatory net capital requirement of $1,067,127. The Company's ratio of aggregate indebtedness to regulatory net capital was 5.12 to 1 at March 31, 2009.